Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports, each dated March 3, 2021, with respect to the consolidated financial statements of Great Panther Mining Limited (the “Company”) as at and for the years ended December 31, 2020 and 2019 and the effectiveness of internal control over financial reporting as at December 31, 2020, included in this annual report on Form 40-F dated March 11, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (No. 333-231830) of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 11, 2021

Vancouver, Canada